16006348

UNITED STATES
AND EXCHANGE COMMISSION
ıshington, D.C. 20549

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L AUDITED REPORT
rORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 17 2016
Washington DC
409

SEC FILE NUMBER
8-69211

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decker & Co., LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

855 Oak Grove Suite 209
(No. and Street)

Menlo Park (City) California (State) 94025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Decker (415) 830-9890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Decker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decker & Co., LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Management Statement regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☑ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Mark Decker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decker + Co, as of [illegible], 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Mark Decker

KRISTEN E. WEAVER
Vice Consul
U.S. Consulate General
Ho Chi Minh City, Vietnam

Notary Public 23 MAR 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECKER & CO, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Decker & Co, LLC

We have audited the accompanying statement of financial condition of Decker & Co, LLC as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Decker & Co, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Decker & Co, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Decker & Co, LLC's financial statements. The supplemental information is the responsibility of Decker & Co, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
March 11, 2016

professional. personalized. service.

Decker Co, LLC
Statement of Financial Conditions
December 31, 2015

ASSETS

Cash and cash equivalents	$ 953,745
Clearing deposits	250,257
Accounts receivable, net	369,061
Furniture and equipment net of accumulated depreciation of $44,951	-
Total Assets	$1,573,063

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 125,534
Total Liabilities	125,534
Contributed capital, net of accumulated withdrawals	1,738,354
Cumulative earnings	(290,825)
Members' Equity	1,447,529
Total Liabilites and Members' Equity	$1,573,063

The accompanying notes are an integral part of these financial statements.

Decker Co, LLC
Statement of Income
For the Year Ended December 31, 2015

Revenue	
Commission income	$4,483,495
Research income	423,757
Other income	125
Total revenue	4,907,377
Expenses	
Clearing charges	242,235
Commissions to foreign brokers	2,090,560
Non-brokerage expenses	115,069
Payroll related expenses	584,388
Rent expenses	22,869
Professional fees	173,300
Legal fees	11,761
Regulatory fees	21,207
Insurance expenses	32,423
Travel, meals and entertainment	435,645
Marketing and advertising	105,225
Office expenses	43,062
Data and computer expenses	450,655
Bank fees	3,170
State taxes	13,591
Provision for doubtful accounts	50,317
Depreciation	16,152
Total expenses	4,411,629
Net income	495,748

The accompanying notes are an integral part of these financial statements

Decker Co, LLC
Statement of Changes in Members' Equity
December 31, 2015

	Contributed Capital, net	Accumulcated Earnings	Total
Balances, December 31, 2014	$ 2,019,925	$ (746,573)	$ 1,273,352
Prior period adjustments	$ -	$ (40,000)	$ (40,000)
Balances, as restated, December 31, 2014	$ 2,019,925	$ (786,573)	$ 1,233,352
Net income	$ -	$ 495,748	$ 495,748
Member distribution	$ (281,571)	$ -	$ (281,571)
Balance, December 31, 2015	$ 1,738,354	$ (290,825)	$ 1,447,529

The accompanying notes are an integral part of these financial statements

Decker Co, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$495,748
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	16,152
(Increase) decrease in	
Accounts receivable	16,483
Deposits and prepaid expenses	6,201
Increase (decrease) in	
Accounts payable and accrued liabilities	73,620
Net cash provided by (used in) operating activities	608,204
Cash flows from investing activities:	
Net cash provided by (used in) investing activities	-
Cash flows from financing activities:	
Members' distribution	(281,571)
Net cash provided by (used in) financing activities	(281,571)
Net increase in cash	326,633
Cash balance, beginning of year	627,112
Cash balance, end of year	$953,745

The accompanying notes are an integral part of these financial statements

Decker & Co, LLC
Notes to the Financials
December 31, 2015

1. Organization and Summary of Significant Accounting Policies

Description of Business

Decker & Co, LLC (the "Company") was organized in the State of Delaware on October 31, 2012. The Company is currently registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Security Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the offer and execution by foreign broker dealers under a chaperone agreement under SEC Rule 15a-6 to eligible investors, introduction to foreign issuers for exchange traded foreign securities, for the indirect distribution of research on foreign securities and for acting as an agent for domestic securities transactions for its clients.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2015, the Company's cash balance exceeded the FDIC insured limit by $602,895.

Accounts Receivable

Accounts receivable consist of commission earned, but not received income billed as of December 31, 2015. Accounts receivable are stated at estimated net realizable value. Decker receives commission income from the clearing brokers directly and Decker will perform reconciliation against these amounts and provision for any potential credit losses. As of December 31, 2015, the provision for doubtful accounts was $50,317. See note 10.

Decker & Co, LLC
Notes to the Financials
December 31, 2015

Revenue Recognition

Revenue is recorded when securities transactions are confirmed by contra parties as to having been executed (trade date). Other non-securities income is recorded as earned when services are rendered.

2. Members' Equity

Pursuant to the operating agreement dated October 31, 2012 and subsequent amendments, Decker & Co, LLC had capital contributions of $2,019,925, with net equity of $1,447,529 as of December 31, 2015. See note 9 for prior period adjustment to member's equity.

3. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.12 to 1 at December 31, 2015. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2015, the Company had net capital as defined of $1,078,468, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

4. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5. Income Taxes

There is no federal income tax liability for the Company at December 31, 2015. As a Limited Liability Company ("LLC") the Company is a flow-through-entity similar to a partnership.

In 2015, $13,591 was recognized for California Franchise Tax expense. The California tax is based on gross receipts.

6. Leases or Lease Commitment

Total rent expense for 2015 was $22,869, with a monthly rent of $1,840 for period between January 1, 2015 to November 30, 2015 and $2,629 for the month of December 2015.

Address of premise	Lease Period	Gross Lease Amount for 2015	Monthly Payment (Gross)
855 Oak Grove, Suite 209, Menlo Park, CA	January 2015 to November 2015	$20,240	$1,840
855 Oak Grove, Suite 209, Menlo Park, CA	December 2015	$2,629	$2,629

On December 11, 2015, the Company entered into a lease agreement with the following are terms:

The operating lease commitment on the office space is as follows:

2016 (through November 30, 2016)	$28,919

7. Fixed Assets

At December 31, 2015, the fixed assets were as follows:

Furniture and equipment	$ 44,951
Depreciation of furniture and equipment	(44,951)
Total fixed assets	$0

Furniture and equipment is depreciated on a straight-line basis over 3 to 7 years.

8. Fees and Commissions to Foreign Brokers

It is the policy of the Company to include the brokerage fees charged by the Company's foreign broker partners as an expense, or the equivalent amount of brokerage commissions charged to clients to cover these fees as revenue. In 2015, these charges totaled $2,090,560 paid to foreign brokers. During 2015, Decker's clients generated total commissions of $4,483,495, which includes both commissions of $2,392,935 paid to Decker, as well as commissions of $2,090,560 that customers paid to emerging market brokers.

9. Prior Period Adjustment

As of December 31, 2014, the Company had bonus payable in the amount of $40,000 that was to be paid as bonus in February, 2015. This error was not reflected in the 2014 financials and is reflected as follows:

Members' Equity, December 31, 2014	$746,573
Prior year adjustments	40,000
Members' Equity, December 31, 2014 as restated	$786,573

10. Accounts Receivable

At December 31, 2015 consists of commission income for trades prior to December 31, 2015, but not yet received. Trades are net of gross trade costs. Trading costs that are netted include clearing charges and foreign taxes.

Allowance for doubtful accounts is established in amounts considered to be appropriate based on an evaluation of potential losses in the receivables outstanding.

Accounts Receivable	$419,378
Allowance for Doubtful Accounts	50,317
Net Accounts Receivable	$369,061

11. Subsequent Events

Management has evaluated subsequent events through March 11, 2016 the date on which the financial statements were available to be issued.

Decker Co, LLC
Schedule I
Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Company equity	$ 1,447,529
Less non-allowable assets	
Accounts receivable	(369,061)
Net capital	1,078,468
Greater of 6-2/3% of aggregate indebtedness ($125,534) or $5,000	8,369
Net capital in excess of requirement	$ 1,070,099
Ratio of aggregate indebtedness ($125.534) to net capital ($1,078,468) (required to be less than 15 to 1)	0.12 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Decker & Co, LLC
Menlo Park, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Decker & Co, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
March 11, 2016

Decker & Co, LLC Exemption Report

Decker & Co, LLC (the "Company") is a register broker-dealer subject to Rule 17a-5. promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. §240.15c3-3(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions of §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015, without exception.

I, Mark Decker, swear or affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Signature:

Title: CEO, CFO, CCO, FinOp

Date: March 5, 2016

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Decker & Co, LLC
Menlo Park, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Decker & Co, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Decker & Co, LLC's compliance with the applicable instructions of Form SIPC-7. Decker & Co, LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for that period, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the Company owes $4,294 to SIPC;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
March 11, 2016

professional. personalized. service.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Decker & Co, LLC
855 Oak Grove Ave., Ste 209
Menlo Park, CA94025-4429

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark Decker

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 10,603
B. Less payment made with SIPC-6 filed (**exclude interest**) 08/23/2015 Date Paid		(6,309)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		4,294
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4,294
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,294	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Decker & Co.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of February, 20 16.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,907,377
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	242,235
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest income and research expenses (Deductions in excess of $100,000 require documentation)	424,007
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	666,242
Total deductions	
2d. SIPC Net Operating Revenues	$4,241,136
2e. General Assessment @ .0025	$10,603 (to page 1, line 2.A.)